As filed with the Securities and Exchange Commission on January 17, 2003

                                                 Registration No. 333-_______

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-2

                             REGISTRATION STATEMENT
                        Under the Securities Act of 1933


                          Altair Nanotechnologies Inc.
             (Exact name of registrant as specified in its charter)

             Canada                                           None
(State or other jurisdiction of                         (I.R.S. employer
 incorporation or organization)                      identification number)

                      William P. Long
                 Chief Executive Officer                                 Copies to:
               Altair Nanotechnologies Inc.                        Bryan T. Allen, Esq.
             1725 Sheridan Avenue, Suite 140                       Brian G. Lloyd, Esq.
                   Cody, Wyoming 82414                                STOEL RIVES LLP
                      (307) 587-8245                         201 South Main Street, Suite 1100
   (Address, including zip code, and telephone number,          Salt Lake City, Utah 84111
  including area code, of registrant's principal office;           Phone: (801) 328-3131
 name, address, including zip code, and telephone number,           Fax: (801) 578-6999
        including area code, of agent for service)


Approximate  date of  commencement  of proposed  sale to the public:  As soon as practicable after the effective date of this Registration Statement as determined by market conditions.
     If any of the securities being registered on this form are to be offered on a delayed or continuing basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [X]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
========================================== ================= ================== ================ ===================
                                                                                   Proposed
                                                                                    maximum
           Title of each class                               Proposed maximum      aggregate
     of securities to be registered          Amount to be     offering price       offering          Amount of
                                              registered       per share(1)        price(1)       registration fee
------------------------------------------ ----------------- ------------------ ---------------- -------------------
Common shares, no par value                2,250,000(2)(3)         $0.45          $1,012,500            $94
Warrants(4)                                    750,000              --                --                 --
========================================== ================= ================== ================ ===================

(1) Estimated pursuant to Rule 457 solely for the purpose of calculating the registration fee, based upon the average of the high and low sales prices for the common shares as reported on the Nasdaq SmallCap Market on January 16, 2003.
(2) Includes 750,000 common shares issuable upon the exercise of warrants registered hereunder.
(3) In addition, pursuant to Rule 416 of the Securities Act of 1933, this Registration Statement covers a presently indeterminate number of shares of common stock issuable upon the occurrence of a stock split, stock dividend, or other similar transaction.
(4)      Warrants to purchase up to 750,000 common shares registered hereunder.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

                                     ALTAIR
                                NANOTECHNOLOGIES INC.

                             2,250,000 Common Shares
                                750,000 Warrants
                               ------------------

         This prospectus relates to the offering and sale of 1,500,000 common shares, no par value, of Altair Nanotechnologies Inc., together with 750,000 Series 2003A Warrants and the 750,000 common shares issuable upon the exercise of such warrants. Each Series 2003A Warrant entitles the holder thereof to purchase one common share of Altair at any time prior to the fifth anniversary of the issue date at the price equal to the greater of (i) $1.00 per share, and
(ii) 125% of the average of the closing price of our common shares, as reported on the Nasdaq SmallCap Market, during the calendar week preceding the calendar week in which we receive and accept subscription proceeds for the particular investment. In addition, pursuant to Rule 416 of the Securities Act of 1933, as amended, this prospectus, and the registration statement of which it is a part, covers a presently indeterminate number of shares of common stock issuable upon the occurrence of a stock split, stock dividend, or other similar transaction.

         We are offering the common shares, together with the Series 2003A Warrants, pursuant to this prospectus on a "best-efforts," "no-minimum" basis. The common shares and Series 2003A Warrants are being offered in units consisting of one common share and one-half Series 2003 A Warrant for a purchase price per unit equal to 90% of the average of the closing price of the common shares, as reported on the Nasdaq SmallCap Market, during the calendar week preceding the calendar week in which we receive and accept subscription proceeds.

         In the United States, our common shares are listed for trading under the symbol ALTI on the Nasdaq SmallCap Market. On January 16, 2003, the closing sale price of our common shares, as reported by the Nasdaq SmallCap Market, was $0.43 per share.

         Unless otherwise expressly indicated, all monetary amounts set forth in this prospectus are expressed in United States Dollars. As of January 9, 2003, we had 30,249,573 common shares issued and outstanding.

         Consider carefully the risk factors beginning on page 3 in this prospectus before investing in the offered securities being sold with this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                             Dated January 15, 2003

                                Table of Contents

                                                                          Page

SUMMARY.......................................................................1

RISK FACTORS..................................................................3

FORWARD-LOOKING STATEMENTS...................................................12

USE OF PROCEEDS..............................................................13

DILUTION.....................................................................14

PLAN OF DISTRIBUTION.........................................................14

DESCRIPTION OF OFFERED SECURITIES............................................15

LEGAL MATTERS................................................................16

EXPERTS......................................................................16

INFORMATION ABOUT OUR COMPANY................................................16

RECENT DEVELOPMENTS..........................................................16

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..............................17

WHERE YOU CAN FIND MORE INFORMATION..........................................18

                                     SUMMARY

       This summary highlights some of the information in this prospectus. Because it is a summary, it does not contain all of the information you need to make an investment decision. To understand this offering fully, you should read this entire prospectus.

                          Altair Nanotechnologies Inc.

         We are a development-stage Canadian company whose primary business is developing and commercializing ceramic oxide nanoparticle products. In the second quarter of 2002, we initiated research and development efforts directed toward the utilization of nanomaterials in the pharmaceuticals industry. In July 2002, we announced the development of a new active pharmaceutical ingredient for the treatment of hyperphosphatemia (elevated serum phosphate levels) in patients undergoing kidney dialysis, as well as a new drug delivery system using inorganic ceramic nanoparticles. In August 2002, we filed a patent application covering these developments. We are currently seeking business relationships with pharmaceutical companies that can conduct additional testing and development, seek necessary FDA approvals and take the other steps necessary to bring the new pharmaceutical ingredient and drug delivery system to market.

         In addition to  pharmaceuticals,  we are developing  nanomaterials with
potential   applications  in  alternative   energy--primarily   fuel  cells  and
batteries--as well as thermal spray coatings, catalysts, cosmetics and paints.

         We have also developed prototypes of the Altair Centrifugal Jig and have conducted a feasibility study on a mining property that we lease in Tennessee. However, we are not further developing the jig or the Tennessee mineral property at this time.

         Our principal office is located at 1725 Sheridan Avenue, Suite 140, Cody, Wyoming 82414 U.S.A., and our telephone number is (307) 587-8245.

                                  The Offering

------------------------------------------------------------ ---------------------------------------------------------

Offered Securities
                                                             1,500,000    common shares and  750,000 Series
                                                             2003A Warrants (including the  common  shares
                                                             issuable upon exercise   of  such warrants)  in units
                                                             of one common share and one-half Series 2003A Warrant.
------------------------------------------------------------ ---------------------------------------------------------

Offering price                                               For each unit, consisting of one common share and
                                                             one-half Series 2003A Warrant, an amount equal to 90%
                                                             of the average of the closing price of the common
                                                             shares, as reported on the Nasdaq SmallCap Market,
                                                             during the calendar week preceding the calendar week in
                                                             which we receive and accept subscription proceeds for
                                                             the particular investment.
------------------------------------------------------------ ---------------------------------------------------------



Common shares outstanding before this offering               30,249,573(1)
------------------------------------------------------------ ---------------------------------------------------------

Common shares outstanding after this offering, if all        31,749,573(1)
offered securities are sold and the Series 2003A Warrants
are exercised
------------------------------------------------------------ ---------------------------------------------------------

Use of proceeds                                              We are offering the offered securities on a "best
                                                             efforts," "no-minimum" basis.  We intend to use the
                                                             cash proceeds from the sale of the offered securities
                                                             for working capital to be used for general corporate
                                                             purposes.  If management determines that capital from
                                                             other sources is sufficient to fund our ongoing
                                                             operations, we may use up to $280,000 of the net cash
                                                             proceeds to prepay indebtedness arising under our
                                                             $1,400,000 Second Amended and Restated Secured Term
                                                             Note.   In addition, in order to conserve working
                                                             capital, we may issue the offered securities in
                                                             non-cash transactions in exchange for the cancellation
                                                             of indebtedness and accounts payable and in exchange
                                                             for services, including services rendered in connection
                                                             with capital-raising activities.

------------------------------------------------------------ ---------------------------------------------------------

Risk factors                                                 Investing in   the offered securities involves
                                                             substantial  risks. You should read the risk factors
                                                             beginning on page 3 in this prospectus before making an
                                                             investment decision.
------------------------------------------------------------ ---------------------------------------------------------

(1) Excludes 4,061,700 common shares authorized for issuance upon exercise of outstanding options that have been granted pursuant to our stock option plans, 9,170,171 common shares subject to outstanding warrants to purchase common shares and an indeterminable number of common shares subject to a $1,400,000 Second Amended and Restated Secured Term Note.

                                  RISK FACTORS

       Before you invest in the offered securities described in this prospectus, you should be aware that such investment involves the assumption of various risks. You should consider carefully the risk factors described below together with all of the other information included in this prospectus before you decide to purchase the offered securities.

We have not generated any substantial operating revenues and may not ever generate substantial revenues.
--------------------------------------------------------------------------------
         To date, we have not generated substantial revenues from operations. We have not generated revenues from the jig and have scaled back development efforts for the foreseeable future. We have generated only $141,576 of sales revenues in our nanoparticle business as of September 30, 2002 and have not completed exploration of the Tennessee mineral property. We can provide no assurance that we will ever generate revenues from the jig or the Tennessee mineral property or that we will generate substantial revenues from the titanium processing technology.

We may continue to experience significant losses from operations.
--------------------------------------------------------------------------------
         We have experienced a loss from operations in every fiscal year since our inception. Our losses from operations in 2000 were $6,647,367 and our losses from operations in 2001 were $6,021,532. We will continue to experience a net operating loss until, and if, the titanium processing technology, the jig and/or the Tennessee mineral property begin generating significant revenues. Even if any or all such products or projects begin generating significant revenues, the revenues may not exceed our costs of production and operating expenses. We may not ever realize a profit from operations.

We may not be able to raise sufficient capital to meet future obligations.
--------------------------------------------------------------------------------
         As of September 30, 2002, we had $306,061 in cash and a working capital deficit of $2,181,380. Although we have raised additional capital since September 30, 2002, we do not expect that this capital, when combined with projected revenues from nanoparticle sales, will be sufficient to fund our ongoing operations. Accordingly, we will need to raise significant amounts of additional capital in the future in order to sustain our ongoing operations and continue the testing and additional development work necessary to place the titanium processing technology into continuous operation. In addition, we will need additional capital for testing and development of the jig or exploration of the Tennessee mineral property. If we determine to construct and operate a mine on the Tennessee mineral property, we will need to obtain a significant amount of additional capital to complete construction of the mine and commence operations.

         We may not be able to obtain the amount of additional capital needed or may be forced to pay an extremely high price for capital. Factors affecting the availability and price of capital may include the following:
--------------------------------------------------------------------------------

        o market factors affecting the availability and cost of capital generally;

        o   our financial results;

        o   the amount of our capital needs;

        o   the market's perception of nanotechnology and/or minerals stocks;

        o   the economics of projects being pursued;

        o industry perception of our ability to recover or produce minerals with the jig or titanium processing technology or from the Tennessee mineral property; and

        o   the price, volatility and trading volume of our common shares.

If we are unable to obtain sufficient capital or are forced to pay a high price for capital, we may be unable to meet future obligations or adequately exploit existing or future opportunities, and may be forced to discontinue operations.

We have a substantial number of warrants, options and other convertible securities outstanding and may issue a significant number of additional shares upon exercise or conversion thereof.
--------------------------------------------------------------------------------
         As of December 1, 2002, there were outstanding warrants to purchase up to 10,653,506 common shares at a weighted average exercise price of $1.79 per share and options to purchase up to 3,911,700 common shares at a weighted average exercise price of $3.98 per share. The existence of such warrants and options may hinder future equity offerings, and the exercise of such warrants and options may further dilute the interests of all shareholders. Future resale of the common shares issuable on the exercise of such warrants and options may have an adverse effect on the prevailing market price of the common shares.

         In addition, we have issued a Second Amended and Restated Secured Term Note. Under the Second Amended and Restated Secured Term Note, a conversion right with respect to $280,000 of principal accrues on each of March 1, 2003, June 1, 2003, September 1, 2003, December 1, 2003 and March 1, 2004. If the amount that would be subject to a conversion right is prepaid prior to the date of accrual, such conversion right does not accrue. Once a conversion right has accrued, the principal amount subject to that conversion right cannot be prepaid unless all principal amounts not subject to a conversion right have been prepaid in full. Each conversion right gives the holder the right to convert the subject principal amount into common shares at a conversion price equal to the lesser of
(a) $1.00 per share and (b) 70% of the average of the closing price of our common shares for the five trading days ending on the trading day immediately preceding the date on which that conversion right accrued.

         In order to illustrate the relationship between the market price of our common shares and the issuance of common shares upon the exercise of conversion rights that may accrue under the Second Amended and Restated Secured Term Note, the following table sets forth how many additional common shares would be issued upon the exercise of all such conversion rights if all such conversion rights accrue and the average of the closing price of our common stock for the five trading days ending on the day before each conversion right accrues is (a) $1.43 or greater, (b) $0.50 per share, (c) $0.25 per share, or (d) $0.10 per share. Such prices are selected for illustration purposes only and do not reflect our actual estimate of the average of the closing price of our common shares for any particular period.


                                                 $1.43 or         $0.50           $0.25             $0.10
                                                  Greater
                                                 ---------       --------       ---------        ----------

                       Shares Issuable(1)        1,400,000       4,000,000       8,000,000        20,000,000

             Percentage of Outstanding(2)
                            Common Shares          4.4%           11.7%           20.9%             39.8%


         (1) Assumes that shareholder approval is obtained for the transaction in which we issued the Second Amended and Restated Secured Term Note and all related transactions, that no principal is prepaid, that all conversion rights accrue and are exercised at the same time and that no default occurs and that no penalties or premiums are required to be paid.

         (2) Represents percentage of outstanding common shares following exchange assuming the 30,249,573 common shares outstanding on January 1, 2003 are outstanding on the date of conversion.

         The potential accrual of such conversion rights may hinder future equity offerings, and the exercise of any conversion rights that accrue may further dilute the interests of all shareholders. The sale in the open market of common shares issuable upon the exercise of conversion rights may place downward pressure on the market price of our common shares. Speculative traders may anticipate the exercise of conversion rights and, in anticipation of a decline in the market price of our common shares, engage in short sales of our common shares. Such short sales could further negatively affect the market price of our common shares.

Our competitors may be able to raise money and exploit opportunities more rapidly, easily and thoroughly than we can.
--------------------------------------------------------------------------------
         We have limited financial and other resources and, because of our early stage of development, have limited access to capital. We compete or may compete against entities that are much larger than we are, have more extensive resources than we do and have an established reputation and operating history. Because of their size, resources, reputation, history and other factors, certain of our competitors may have better access to capital and other significant resources than we do and, as a result, may be able to exploit acquisition and development opportunities more rapidly, easily or thoroughly than we can.

We have pledged substantial assets to secure the Second Amended and Restated Secured Term Note.
--------------------------------------------------------------------------------
         We have pledged all of the intellectual property, fixed assets and common stock of Altair Nanomaterials, Inc., our second-tier wholly-owned subsidiary, to secure repayment of a Second Amended and Restated Secured Term Note with a face value of $1,400,000 and a due date of March 31, 2004. Altair Nanomaterials, Inc. owns and operates the titanium processing technology we acquired from BHP Minerals International Inc. in 1999. The Second Amended and Restated Secured Term Note is also secured by a pledge of the common stock and leasehold assets of Mineral Recovery Systems, Inc., which owns and operates our leasehold interests in the Camden, Tennessee area. If we default on the Second Amended and Restated Secured Term Note, severe remedies will be available to the holder of the Second Amended and Restated Secured Term Note, including immediate seizure and disposition of all pledged assets.

We have issued a $3,000,000 note to secure the purchase of the land and the building where our titanium processing assets are located.
--------------------------------------------------------------------------------
         In August 2002, we entered into a purchase and sale agreement with BHP Minerals International Inc. to purchase the land, building and fixtures in Reno, Nevada where our titanium processing assets are located. In connection with this transaction, BHP also agreed to terminate our obligation to pay royalties associated with the sale or use of the titanium processing technology. In return, we issued to BHP a note in the amount of $3,000,000, at an interest rate of 7%, secured by the property we acquired. The first payment of $600,000 of principal plus accrued interest is due February 8, 2006. Additional payments of $600,000 plus accrued interest are due annually on February 8, 2007 through 2010. If we fail to make the required payments on the note, BHP has the right to foreclose and take the property. If this should occur, we would be required to relocate our titanium processing assets and offices, causing a significant disruption in our business.

Operations using the titanium processing technology, the jig or the Tennessee mineral property may lead to substantial environmental liability.
--------------------------------------------------------------------------------
         Virtually any proposed use of the titanium processing technology, the jig or the Tennessee mineral property would be subject to federal, state and local environmental laws. Under such laws, we may be jointly and severally liable with prior property owners for the treatment, cleanup, remediation and/or removal of any hazardous substances discovered at any property we use. In addition, courts or government agencies may impose liability for, among other things, the improper release, discharge, storage, use, disposal or transportation of hazardous substances. We might use hazardous substances and, if we do, we will be subject to substantial risks that environmental remediation will be required.

Certain of our experts and directors reside in Canada and may be able to avoid civil liability.
--------------------------------------------------------------------------------
         We are a Canadian corporation, and a majority of our directors and our Canadian legal counsel are residents of Canada. As a result, investors may be unable to effect service of process upon such persons within the United States and may be unable to enforce court judgments against such persons predicated upon civil liability provisions of the United States securities laws. It is uncertain whether Canadian courts would (i) enforce judgments of United States courts obtained against us or such directors, officers or experts predicated upon the civil liability provisions of United States securities laws or (ii) impose liability in original actions against Altair or its directors, officers or experts predicated upon United States securities laws.

We are dependent on key personnel.
--------------------------------------------------------------------------------
         Our continued success will depend to a significant extent on the services of Dr. William P. Long, our Chief Executive Officer, Dr. Rudi Moerck, our President, and Mr. C. Patrick Costin, our Vice President and President of Fine Gold Recovery Systems, Inc. and Mineral Recovery Systems, Inc., our wholly-owned subsidiaries. The loss or unavailability of Dr. Long, Dr. Moerck or Mr. Costin could have a material adverse effect on us. We do not carry key man insurance on the lives of Dr. Long, Dr. Moerck or Mr. Costin.

We may issue substantial amounts of additional shares without stockholder approval.
--------------------------------------------------------------------------------
         Our articles of continuance authorize the issuance of an unlimited number of common shares. All such shares may be issued without any action or approval by our stockholders. In addition, we have two stock option plans which have potential for diluting the ownership interests of our stockholders. The issuance of any additional common shares would further dilute the percentage ownership of Altair held by existing stockholders.

The market price of our common shares is extremely volatile.
--------------------------------------------------------------------------------
         Our common shares are listed on the Nasdaq SmallCap Market. Trading in our common shares has been characterized by a high degree of volatility. Trading in our common shares may continue to be characterized by extreme volatility for numerous reasons, including the following:

        o Uncertainty regarding the viability of the titanium processing technology, the jig or the Tennessee mineral property;

        o Dominance of trading in our common shares by a small number of firms;

        o   Positive or negative announcements by us or our competitors;

        o Uncertainty regarding our ability to maintain our listing on the Nasdaq SmallCap Market or continue as a going concern;

        o Industry trends, general economic conditions in the United States or elsewhere, or the general markets for equity securities, minerals, or commodities; and

        o Speculation by short sellers of our common shares or other persons who stand to profit from a rapid increase or decrease in the price of our common shares.

We may be delisted from the Nasdaq SmallCap Market.
--------------------------------------------------------------------------------
         Our listing on the Nasdaq SmallCap Market is conditioned upon our compliance with the continued listing requirements for such market by June 2, 2003, including the $1.00 per share minimum bid requirement. If the market price for our common shares has not increased to $1.00 per share for at least 10 consecutive days by June 2, 2003, we expect to be delisted from the Nasdaq SmallCap Market. Delisting from the Nasdaq SmallCap Market may have a significant negative impact on the trading price, volume and marketability of our common shares.

We have never declared a cash dividend and do not intend to declare a cash dividend in the foreseeable future.
--------------------------------------------------------------------------------
         We have never declared or paid cash dividends on our common shares. We currently intend to retain any future earnings, if any, for use in our business and, therefore, do not anticipate paying dividends on our common shares in the foreseeable future.

If you purchase shares in this offering, you will face immediate and substantial dilution.
--------------------------------------------------------------------------------
         This offering involves immediate substantial dilution to prospective investors. The book value per common share immediately following this offering will be substantially less than the price per common shares.

Because we are not required to sell a minimum number of securities in this offering, there is a greater risk that you could lose your investment.
--------------------------------------------------------------------------------
We are offering the offered shares and Series 2003A Warrants on a "best efforts" basis. This offering is not subject to a requirement for the sale of a minimum number of shares. We cannot assure you that we will be able to sell all or any portion of the offered shares and Series 2003A Warrants or that proceeds from sales actually made will be sufficient to fund operations. Because the number of offered securities that we will actually sell in this offering is unknown, the risks to initial purchasers of the offered securities are substantially increased.

We may be unable to exploit the potential pharmaceutical application of our titanium processing technology.
--------------------------------------------------------------------------------
         We do not have the technical or financial resources to complete development of, and take to market, any pharmaceutical application of our titanium processing technology. In order for us to receive any significant, long-term benefit from any potential pharmaceutical application of our technologies, the following must occur:

        o we must enter into an evaluation license or similar agreement with an existing pharmaceutical company under which such company would pay a fee for the right to evaluate a pharmaceutical use of our technology for a specific period of time and for an option to purchase or receive a license for such use of our technology;

        o tests conducted by such pharmaceutical company would have to indicate that the pharmaceutical use of our technology is safe, technically viable and financially viable;

        o such pharmaceutical company would have to apply for and obtain FDA approval of the pharmaceutical use of our technology, or any related products, which would involve extensive additional testing; and

        o such pharmaceutical company would have to successfully market the product incorporating our technology.

Although we could receive some revenues in various stages of the testing and evaluation of the pharmaceutical application of our technology, we may not receive significant revenue unless and until an end product incorporating the technology goes to market.

We may not be able to license our technology for titanium dioxide pigment production.
--------------------------------------------------------------------------------
         Because of our relatively small size and limited resources, we do not plan to use our titanium processing technology for large-scale production of titanium dioxide pigments; we have, however, entered into discussions with various minerals and materials companies about licensing our technology to such entities for large-scale production of titanium dioxide pigments. We have not entered into any long-term licensing agreements with respect to the use of our titanium processing technology for large-scale production of titanium dioxide pigments and can provide no assurance that we will be able to enter into any such agreement. Even if we enter into such agreement, we would not receive significant revenues from such license until feasibility testing is complete and, if the results of feasibility testing were negative, we would not receive significant revenues at any time.

We may not be able to sell nanoparticles produced using the titanium processing technology.
--------------------------------------------------------------------------------
         We plan to use the titanium processing technology to produce ceramic oxide nanoparticles. Nanoparticles and other products we intend to initially produce with the titanium processing technology generally must be customized for a specific application working in cooperation with the end user. We are still testing and customizing our nanoparticle products for various applications and have no long-term agreements with end users to purchase any of our nanoparticle products. We may be unable to recoup our investment in the titanium processing technology and titanium processing equipment for various reasons, including the following:

        o we may be unable to customize our nanoparticle products to meet the distinct needs of potential customers;

        o   potential   customers  may  purchase  from  competitors  because  of
            perceived or actual quality or compatibility differences;

        o our marketing and branding efforts may be insufficient to attract a sufficient number of customers; and

        o   because of our limited  funding,  we may be unable to  continue  our
            development   efforts  until  a  strong  market  for   nanoparticles
            develops.

         In addition, the uses for such nanoparticles are limited, and the market for such nanoparticles is small. In light of the small size of the market, the addition of a single manufacturer may cause the price to drop to a point at which we cannot produce the nanoparticles at a profit.

Our costs of production may be too high to permit profitability.
--------------------------------------------------------------------------------
         We have not produced products using our titanium processing technology and equipment on a commercial basis. Our actual costs of production may exceed those of competitors and, even if our costs of production are lower, competitors may be able to sell titanium dioxide and other products at a lower price than is economical for Altair.

         In addition, even if our initial costs are as anticipated, the titanium processing equipment may break down, prove unreliable or prove inefficient in a commercial setting. If so, related costs, delays and related problems may cause production of titanium dioxide nanoparticles and related products to be unprofitable.

We have not completed testing and development of the jig and are presently focusing our resources on other projects.
--------------------------------------------------------------------------------
         We have not completed testing of, or developed a production model of, any series of the jig. We do not expect to complete testing and development of the jig during 2003 and have determined to focus most of our limited resources on the titanium processing technology. We may never develop a production model of the jig.

Even if we complete development of the jig, the jig may prove unmarketable and may not perform as anticipated in a commercial operation.
--------------------------------------------------------------------------------
         The designed capacity of the Series 12 jig is too small for coal washing, heavy minerals extraction, and most other intended applications of the jig, except use in small placer gold mines or similar operations. Even if the Series 12 jig is completed and performs to design specifications in subsequent tests or at a commercial facility, we believe that, because of its small capacity, the potential market for the Series 12 jig is limited.

         If we complete development of and begin marketing a production model of the Series 30 jig, it may not prove attractive to potential end users, may be rendered obsolete by competing technologies or may not recover end product at a commercially viable rate. Even if technology included in the jig initially proves attractive to potential end users, performance problems and maintenance issues may limit the market for the jig.

The jig faces competition from other jig-like products and from alternative technologies.
--------------------------------------------------------------------------------
         Various jig-like products and alternative mineral processing technologies perform many functions similar or identical to those for which the jig is designed. Results from further tests or actual operations may reveal that these alternative products and technologies are better adapted to any or all of the uses for which the jig is intended. Moreover, regardless of test results, consumers may view any or all of such alternative products and technologies as technically superior to, or more cost effective than, the jig.

Certain patents for the jig have expired, and those that have not expired may be difficult to enforce.
--------------------------------------------------------------------------------
         All of the initial patents issued on the jig have expired, and we are unable to prevent competitors from copying the technology once protected by such patents. Additional patents related to the process through which water is pulsed through the cylindrical screen on the jig expire beginning in 2010, and patents for an efficiency-enhancing aspect of the cylindrical screen expire during 2018. The cost of enforcing patents is often significant, especially outside of North America. Accordingly, we may be unable to enforce even our patents that have not yet expired.

We have suspended examining the feasibility of mining the Tennessee mineral property and may not have working capital sufficient to again continue testing efforts.
--------------------------------------------------------------------------------
         Due to a shortage of working capital, we have suspended feasibility testing of the Tennessee mineral property. We do not expect to obtain an amount of working capital sufficient to again start feasibility testing of the Tennessee mineral property in the foreseeable future.

         Even if we again commence feasibility testing on the Tennessee mineral property, we are unable to provide any assurance that mining of the Tennessee mineral property is feasible or to identify all processes that we would need to complete before we could commence a mining operation on the Tennessee mineral property. To the extent early feasibility testing yields positive results, we expect feasibility testing to involve, among other things, the following:

        o operating a pilot mining facility to determine mineral recovery efficiencies and the quality of end products;

        o additional drilling and sampling in order to more accurately determine the quantity, quality and continuity of minerals on the Tennessee mineral property;

        o examining production costs and the market for products produced at the pilot facility;

        o   designing any proposed mining facility;

        o identifying and applying for the permits necessary for any proposed full-scale mining facility; and

        o attempting to secure financing for any proposed full-scale mining facility.

Our test production at the pilot plant, economic analysis and additional exploration activities may indicate any of the following:

        o that the Tennessee mineral property does not contain heavy minerals of a sufficient quantity, quality or continuity to permit any mining;

        o   that production costs exceed anticipated revenues;

        o that end products do not meet market requirements or customer expectations;

        o that there is an insufficient market for products minable from the Tennessee mineral property; or

        o   that  mining  the  Tennessee   mineral  property  is  otherwise  not
            economically or technically feasible.

         Even if we conclude that mining is economically and technically feasible on the Tennessee mineral property, we may be unable to obtain the capital, resources and permits necessary to mine the Tennessee mineral property. Market factors, such as a decline in the price of, or demand for, minerals recoverable at the Tennessee mineral property, may adversely affect the development of mining operations on such property. In addition, as we move through the testing process, we may identify additional items that need to be researched and resolved before any proposed mining operation could commence.

We cannot forecast the life of any potential mining operation located on the Tennessee mineral property.
--------------------------------------------------------------------------------
         We have not explored and tested the Tennessee mineral property enough to establish the existence of a commercially minable deposit (i.e. a reserve) on such property. Until such time as a reserve is established (of which there can be no assurance), we cannot provide an estimate as to how long the Tennessee mineral property could sustain any proposed mining operation.

We may be unable to obtain necessary environmental permits and may expend significant resources in order to comply with environmental laws.
--------------------------------------------------------------------------------
         In order to begin construction and commercial mining on the Tennessee mineral property, we must obtain additional federal, state and local permits. We will also be required to conform our operations to the requirements of numerous federal, state and local environmental laws. Because we have not yet commenced design of a commercial mining facility on the Tennessee mineral property, we are not in a position to definitively ascertain which federal, state and local mining and environmental laws or regulations would apply to a mine on the Tennessee mineral property. Nevertheless, we anticipate having to comply with and/or obtain permits under the Clean Air Act, Clean Water Act and Resource Conservation and Recovery Act, in addition to numerous state laws and regulations before commencing construction or operation of a mine on the Tennessee mineral property. We can provide no assurance that we will be able to comply with such laws and regulations or obtain any such permits. In addition, obtaining such permits and complying with such environmental laws and regulations may be cost prohibitive.

The market for commodities produced using the jig or at the Tennessee mineral property may significantly decline.
-------------------------------------------------------------------------------
         If the jig is successfully developed and manufactured on a commercial basis, we intend to use the jig, or lease the jig for use, to separate and recover valuable, heavy mineral particles. Active international markets exist for gold, titanium, zircon and many other minerals potentially recoverable with the jig. Prices of such minerals fluctuate widely and are beyond our control. A significant decline in the price of minerals capable of being extracted by the jig could have significant negative effect on the value of the jig. Similarly, a significant decline in the price of minerals expected to be produced on the Tennessee mineral property could have a significant negative effect on the viability of a mine or processing facility on such property.

                           FORWARD-LOOKING STATEMENTS

       This prospectus contains various forward-looking statements. Such statements can be identified by the use of the forward-looking words "anticipate," "estimate," "project," "likely," "believe," "intend," "expect," or similar words. These statements discuss future expectations, contain projections regarding future developments, operations, or financial conditions, or state other forward-looking information. When considering such forward-looking statements, you should keep in mind the risk factors noted in the previous section and other cautionary statements throughout this prospectus and our periodic filings with the SEC that are incorporated herein by reference. You should also keep in mind that all forward-looking statements are based on management's existing beliefs about present and future events outside of management's control and on assumptions that may prove to be incorrect. If one or more risks identified in this prospectus or any applicable filings materializes, or any other underlying assumptions prove incorrect, our actual results may vary materially from those anticipated, estimated, projected, or intended.

       Among the key factors that may have a direct bearing on our operating results are risks and uncertainties described under "Risk Factors," including those attributable to the absence of significant operating revenues or profits, uncertainties regarding the development and commercialization of the titanium processing technology and the jig, development risks associated with the Tennessee mineral property and uncertainties regarding our ability to obtain capital sufficient to continue our operations and pursue our proposed business strategy.

                                 USE OF PROCEEDS

         We will receive all of the proceeds from the offer and sale of the offered securities. We intend to use the net cash proceeds, following the payment of any legal costs and other offering expenses, to provide working capital to be used for general corporate purposes. If management determines that capital from other sources is sufficient to fund our ongoing operations, we may use up to $280,000 of the net cash proceeds to prepay indebtedness arising under our $1,400,000 Second Amended and Restated Secured Term Note. Under such note, a conversion right with respect to $280,000 of principal accrues on each of March 1, 2003, June 1, 2003, September 1, 2003, December 1, 2003 and March 1, 2004. If
the amount that would be subject to a conversion right is prepaid prior to the date of accrual, such conversion right does not accrue. In order to avoid the dilution associated with the accrual of such a conversion right, management may determine to use up to $280,000 of the net cash proceeds in order to prevent the accrual of a conversion right on March 1, 2003.

         In addition, in order to conserve working capital, we may issue some or all of the offered securities in non-cash transactions in exchange for the cancellation of indebtedness and accounts payable and in exchange for services, including services rendered in connection with capital raising activities.

         There is no requirement that we sell a minimum number of shares in this offering. Therefore, we may receive no proceeds from this offering, or insufficient proceeds for our planned use of proceeds set forth above.

                                    DILUTION

         Our net tangible book value (deficit) at September 30, 2002 was $3,038,825 or approximately $0.12 per common share. Net tangible book value of a company is the value of all of its tangible assets, less the value of all liabilities. Net tangible book value per common share is the net tangible book value of the company divided by the number of common shares issued and outstanding.

         If all of the 1,500,000 common shares and 750,000 Series 2003A Warrants to which this prospectus relates are sold at an assumed sale price of $0.40 per share, and all Series 2003A Warrant are exercised at an assumed exercise price of $1.00 per share, our net tangible book value would be $4,388,825 or $0.15 per common share at September 30, 2002, resulting in an immediate increase in net tangible book value of $1,350,000 or approximately $0.03 per common share to existing shareholders and an immediate dilution of approximately $0.45 per common share to purchasers.

         The following table illustrates dilution on a per common share and per offering basis:

                                                                              Per Unit       Per Offering

Offering price (1).........................................................   $0.40          $600,000
Net tangible book value (deficit) at September 30, 2002....................   $0.12          $3,038,825
Increase attributable to purchase by new investors(2)......................   $0.03          $1,350,000
Pro forma net tangible book value (deficit) after the offering (2).........   $0.15          $4,388,825
Pro forma net tangible book value dilution to new investors (3)............   $0.45          $1,003,000

(1) Reflects the sale of 1,500,000 common shares and 750,0000 Series 2003 Warrants at an estimated purchase price per units of one common share and one-half Series 2003 Warrant of $0.40. The actual purchase price will vary, and may differ materially, from the estimated price.

(2) Assumes that the number of common shares outstanding as of September 30, 2002 was 26,203,902 and that the 1,500,000 common shares and 750,000 Series 2003A Warrants to which this prospectus relates are sold at a price of $0.40 per share and that all Series 2003A Warrants are exercised for the purchase of an additional 750,000 common shares at an exercise price of $1.00 per share. Does not reflect the possible issuance of up to 4,061,700 common shares upon the exercise of outstanding stock options or the possible issuance of up to 9,170,177 common shares upon the exercise of outstanding warrants.

(3) Dilution represents the difference between the amount paid by investors (average price of $0.60 per share) and the pro forma net tangible book value after the offering contemplated by this prospectus.

                              PLAN OF DISTRIBUTION

         We are offering and selling the 1,500,000 common shares and 750,000 Series 2003A Warrants to which this prospectus relates directly to purchasers. We have not retained any underwriter, broker or dealer to facilitate the offer or sale of the offered securities, and we will pay no underwriting commissions or discounts in connection with the offer or sale of the offered securities.

                        DESCRIPTION OF OFFERED SECURITIES


         Our Common Shares

         Our articles of continuance authorize the issuance of an unlimited number of common shares, which do not have par value. As of December 31, 2002, there were 30,244,348 common shares issued and outstanding, held by approximately 500 registered holders. Holders of common shares are entitled to one vote per share on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors. The holders of common shares are entitled to receive dividends, if any, as may be declared from time to time by our board of directors in its discretion from funds legally available therefor. Upon our liquidation, dissolution or winding up, the holders of common shares are entitled to receive ratably any assets available for distribution to shareholders. The common shares have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding common shares are fully paid and nonassessable.

         As of December 31, 2002, we had issued and outstanding options to acquire 4,061,700 common shares issued pursuant to its options plans and had issued and outstanding warrants to purchase 9,170,171 common shares issued in various series.

         Neither our articles nor our bylaws contain any provision that would delay, defer or prevent a change in control. We have, however, adopted an Amended and Restated Shareholder Rights Plan Agreement dated October 15, 1999, which allows our shareholders to acquire additional common shares at a price that would create a strong disincentive to a tender offer or similar change of control transaction, if a person acquires, or announces an intent to acquire, 15% or more of the outstanding common shares, and if certain other conditions are met. A copy of this agreement is attached as Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on November 18, 1999. A copy of this agreement is also available upon written request to us. You should review the entire agreement before making any investment decision.

         Series 2003A Warrants

         Each Series 2003A Warrant entitles the holder thereof to purchase one common share at any time prior to the fifth anniversary of the issue date at the price equal to the greater of (i) $1.00 per share, and (ii) 125% of the average of the closing price of the common shares, as reported on our principal trading market, during the calendar week preceding the calendar week in which we receive and accept subscription proceeds for the particular investment. The holder of a Series 2003A Warrant may exercise such Warrant by delivering to the Company at its principal office the Series 2003A Warrant certificate, the Subscription Form attached thereto, and cash or certified check in an amount equal to the exercise price multiplied by the number of Series 2003A Warrants being exercised. Each Series 2003A Warrant is freely assignable, subject to the restrictions of applicable federal, Canadian, state, and provincial securities laws. The Series 2003A Warrants provide for the adjustment of the number of common shares subject thereto and the exercise price in the event of a stock split, stock dividend, merger, consolidation, or similar event.

        Canadian Transfer Restrictions

         Neither the common shares nor the 2003A Warrants offered pursuant to this prospectus may be resold or otherwise transferred in Canada for a specified period after issuance.


                                  LEGAL MATTERS

         The validity of the shares being offered hereby is being passed upon for us by Goodman and Carr LLP, Ontario, Canada.

                                     EXPERTS

         The consolidated financial statements incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the uncertainty that the Company will be able to continue as a going concern), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                          INFORMATION ABOUT OUR COMPANY

         This prospectus is accompanied by copies of our Annual Report on Form 10-K for the year ended December 31, 2001 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002. These documents contain information about us as of their respective dates. We recommend that you carefully review these documents as part of your review of this prospectus.

                               RECENT DEVELOPMENTS

         Effective November 21, 2002, the principal amount of the secured term note that we issued to Doral 18, LLC was reduced from $2,000,000 to $1,400,000 in exchange for our issuance of 1,500,000 common shares to Doral, and the maturity date of the note was extended from March 31, 2003 to March 31, 2004. Under the Second Amended and Restated Secured Term Note, a conversion right with respect to $280,000 of principal accrues on each of March 1, 2003, June 1, 2003, September 1, 2003, December 1, 2003 and March 1, 2004. If the amount that would be subject to a conversion right is prepaid prior to the date of accrual, such conversion right does not accrue. Once a conversion right has accrued, the principal amount subject to that conversion right cannot be prepaid unless all principal amounts not subject to a conversion right have been prepaid in full. Each conversion right gives the holder the right to convert the subject principal amount into common shares at a conversion price equal to the lesser of
(a) $1.00 per share and (b) 70% of the average of the closing price of our common shares for the five trading days ending on the trading day immediately preceding the date on which that conversion right accrued.

         Effective July 2, 2002, we changed our name from Altair International Inc. to Altair Nanotechnologies Inc. and moved our jurisdiction of incorporation from the Ontario Business Corporations Act to the Canada Business Corporations Act. The purpose of the name change was to reflect our strategy of focusing our business on the supply of nanomaterials and to reflect our position in the nanotechnology sector. We changed jurisdiction of incorporation because our business is increasingly being conducted on an international basis, and operating as a Canadian federal company will be more consistent with our international focus. Moreover, a minimum of 25% of the directors of a company incorporated under the Canada Business Corporations Act must be resident Canadians whereas 50% of the directors of a company incorporated under the Ontario Business Corporations Act must be resident Canadians. Thus, the Canada Business Corporations Act's residency requirements will increase the number of qualified nominees for the board from which the Company may draw.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows us to incorporate by reference the information we file with them. This means that we can disclose information to you by referring you to those documents. The documents that have been incorporated by reference are an important part of this prospectus, and you should review that information in order to understand the nature of any investment by you in our common shares. Information contained in this prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the documents listed below and all of our filings under the Securities Exchange Act of 1934, as amended, after the date of filing of the initial registration statement and prior to the effectiveness of the registration statement.

        o Our Annual Report on Form 10-K for the year ended December 31, 2001, filed with the SEC on April 1, 2002.

        o   Our Current Report on Form 8-K filed with the SEC on May 10, 2002.

        o Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 filed with the SEC on May 15, 2002.

        o   Our Current Report on Form 8-K filed with the SEC on July 17, 2002.

        o Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 filed with the SEC on August 14, 2002, as amended by the Amendment 1 to Quarterly Report on Form 10-Q/A filed with the SEC on October 15, 2002, as amended by the Amendment No. 2 on Form 10-Q/A filed with the SEC on October 21, 2002.

        o Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 filed with the SEC on November 14, 2002.

        o Our Current Report on Form 8-K filed with the SEC on November 27, 2002, as amended by Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on December 4, 2002.

         We will provide, without charge, to each person to whom this prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the foregoing documents (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Please direct written requests for such copies to the Company c/o Mineral Recovery Systems at 204 Edison Way, Reno, Nevada 89502, U.S.A., Attention: Ed Dickinson, Chief Financial Officer. Telephone requests may be directed to the office of the Director of Finance at (800) 897-8245.

         You should only rely upon the information included in or incorporated by reference into this prospectus or in any prospectus supplement that is delivered to you. We have not authorized anyone to provide you with additional or different information. You should not assume that the information included in or incorporated by reference into this prospectus or any prospectus supplement is accurate as of any date later than the date on the front of the prospectus or prospectus supplement

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information that we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet site (http://www.sec.gov) that contains reports, proxy statements, and other information regarding issuers, including us, that file electronically with the SEC.

         Our common shares are quoted on the Nasdaq SmallCap Market. You can inspect and copy reports, proxy statements and other information concerning us at the Public Reference Room of the National Association of Securities Dealers, 1735 K Street, N.W., Washington, D.C. 20006.

         This prospectus is a part of the registration statement that we filed on Form S-2 with the SEC. The registration statement contains more information about us and our common shares than this prospectus, including exhibits and schedules. You should refer to the registration statement for additional information about us and the common shares being offered in this prospectus. Statements that we make in this prospectus relating to any documents filed as an exhibit to the registration statement or any document incorporated by reference into the registration statement may not be complete, and you should review the referenced document itself for a complete understanding of its terms.

<


======================================================        ===================================================


We have not  authorized  any  dealer,  salesperson  or
other  person  to give any  information  or  represent
anything  not  contained  in  this  prospectus.   This
prospectus   does  not   offer  to  sell  or  buy  any                      2,250,000 Common Shares
securities in any  jurisdiction  where it is unlawful.                         750,000 Warrants
The  information  in this  prospectus is current as of
January 15, 2003.
                                                                         ALTAIR NANOTECHNOLOGIES INC.
         -----------------------
                                                                            2,250,000 COMMON SHARES
                                                                               750,000 WARRANTS



                                                                                ---------------

                                                                                  Prospectus
                                                                                ---------------





                                                                               January 15, 2003


======================================================        ====================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution
----------------------------------------------------

         The following table sets forth the various expenses of the offering, sale and distribution of the offered securities being registered pursuant to this registration statement (the "Registration Statement"). All of the expenses listed below will be borne by the Company. All of the amounts shown are estimates except the SEC registration fees.


Item                                                       Amount
----                                                       ------

SEC Commission registration fees                              $94

NASD registration fees                                    $15,000

Accounting fees and expenses                               $5,000

Legal fees and expenses                                   $20,000

Blue Sky fees and expenses                                 $3,000

Printing Expenses                                          $1,000

Miscellaneous Expenses                                     $5,906

                                           Total:         $50,000

Item 15. Indemnification of Directors and Officers
--------------------------------------------------

Our Bylaws

         The Registrant's Bylaws provide that, to the maximum extent permitted by law, the Registrant shall indemnify a director or officer of the Registrant, a former director or officer of the Registrant, or another individual who acts or acted at the Registrant's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Registrant or other entity.

The Canada Business Corporations Act

         Section 124 of the Canada Business Corporations Act provides as follows with respect to the indemnification of directors and officers:

         (1)  A  corporation   may  indemnify  a  director  or  officer  of  the
corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity.

         (2) A corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection (1). The individual shall repay the moneys if the individual does not fulfill the conditions of subsection (3).

         (3) A corporation may not indemnify an individual under subsection (1) unless the individual

                  (a) acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation's request; and

                  (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

         (4) A corporation may with the approval of a court, indemnify an individual referred to in subsection (1), or advance moneys under subsection
(2), in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favor, to which the individual is made a party because of the individual's association with the corporation or other entity as described in subsection (1) against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfills the conditions set out in subsection (3).

         (5) Despite subsection (1), an individual referred to in that subsection is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual's association with the corporation or other entity as described in subsection (1), if the individual seeking indemnity

                  (a) was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

                  (b) fulfills the conditions set out in subsection (3).

         (6) A corporation may purchase and maintain insurance of the benefit of an individual referred to in subsection (1) against any liability incurred by the individual

                  (a) in the individual's capacity as a director or officer of the corporation; or

                  (b) in the individual's capacity as a director or officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the corporation's request.

         (7) A corporation, an individual or an entity referred to in subsection
(1) may apply to a court for an order approving an indemnity under this section and the court may so order and make any further order that it sees fit.

         (8) An applicant under subsection (7) shall give the Director notice of the application and the Director is entitled to appear and be heard in person or by counsel.

         (9) On an application under subsection (7) the court may order notice to be given to any interested person and the person is entitled to appear and be heard in person or by counsel.

Employment Agreements With Certain Officers

         Pursuant to an employment agreement with William P. Long, the Chief Executive Officer and a director of the Registrant, the Registrant has agreed to assume all liability for and to indemnify, protect, save, and hold Dr. Long harmless from and against any and all losses, costs, expenses, attorneys' fees, claims, demands, liability, suits, and actions of every kind and character which may be imposed upon or incurred by Dr. Long on account of, arising directly or indirectly from, or in any way connected with or related to Dr. Long's activities as an officer and member of the board of directors of the Registrant, except as arise as a result of fraud, felonious conduct, gross negligence or acts of moral turpitude on the part of Dr. Long. In addition, Mineral Recovery Systems, Inc. ("MRS"), a wholly-owned subsidiary of the Registrant, has agreed to assume all liability for and to indemnify, protect, save, and hold harmless Patrick Costin (Vice President of the Registrant and President of MRS) from and against any and all losses, costs, expenses, attorneys' fees, claims, demands, liabilities, suits and actions of every kind and character which may be imposed on or incurred by Mr. Costin on account of, arising directly or indirectly from, or in any way connected with Mr. Costin's activities as manager, officer, or director of MRS or the Registrant.

Other Indemnification Information

         Indemnification may be granted pursuant to any other agreement, bylaw, or vote of shareholders or directors. In addition to the foregoing, the Registrant maintains insurance through a commercial carrier against certain liabilities which may be incurred by its directors and officers. The foregoing description is necessarily general and does not describe all details regarding the indemnification of officers, directors or controlling persons of the Registrant.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been informed that in the opinion of the SEC such indemnification is against
public  policy  as  expressed  in  the  Securities   Act,  and  is,   therefore,
unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The rights of indemnification described above are not exclusive of any other rights of indemnification to which the persons indemnified may be entitled under any bylaw, agreement, vote of stockholders or directors or otherwise.

Item 16. Exhibits.

         The following exhibits required by Item 601 of Regulations S-K promulgated under the Securities Act have been included herewith or have been filed previously with the SEC as indicated below.

Exhibit No.         Description                                 Incorporated by Reference/
                                                                Filed Herewith (and Sequential Page #)
----------------    ----------------------------------------    -------------------------------------------------------
4.1                 Form of Common Stock Certificate            Incorporated by reference to Registration Statement
                                                                on Form 10-SB filed with the Commission on November
                                                                25, 1996, File No. 1-12497.

4.2                 Amended and Restated Shareholder            Incorporated by reference to the Company's Current
                    Rights Plan dated October  15,  1999,       Report on Form 8-K filed with the Commission on
                    between the Company and Equity              November 19, 1999, File No. 1-12497.
                    Transfer Services, Inc.

4.3                 Form of Series 2003A Warrant                To be filed by amendment.

5                   Opinion of Goodman and Carr LLP as to       To be filed by amendment.
                    legality of securities offered

10.1                Employment Agreement between Altair         Incorporated by reference to the Company's Annual
                    International Inc. and William P. Long      Report on Form 10-K filed with the Commission on
                    dated January 1, 1998                       March 31, 1998, as amended by Amendment No. 1 to
                                                                Annual Report on Form 10-K/A filed on May 15, 1998.

10.2                Employment  Agreement between Fine Gold     Incorporated by reference to Registration Statement
                    Recovery  Systems  Inc.  and C. Patrick     on Form 10-SB filed with the Commission on November
                    Costin dated August 15, 1994                25, 1996.

10.3                Altair  International Inc. Stock Option     Incorporated by reference to the Company's
                    Plan  adopted  by  shareholders  on May     Registration Statement on Form S-8 filed with the
                    10, 1996                                    Commission on July 11, 1997.

10.4                1998 Altair International Inc. Stock        Incorporated by reference to the Company's Definitive
                    Option Plan adopted by Shareholders on      Proxy Statement on Form 14A filed with the Commission
                    June 11, 1998                               on May 12, 1998.

10.5                Form of Mineral Lease                       Incorporated by reference to the Company's Annual
                                                                Report on Form 10-K filed with the Commission on
                                                                March 31, 1998, as amended by Amendment No. 1 to
                                                                Annual Report on Form 10-K/A filed on May 15, 1998.



10.6                Lease dated November 15, 1999, between      Incorporated by reference to the Company's Current
                    the Company and BHP Minerals                Report on Form 8-K filed with the Commission on
                    International Inc.                          November 19, 1999.

10.7                Note Amendment Agreement dated              Incorporated by reference to the Company's Current
                    November 21, 2002                           Report on Form 8-K filed with the Commission on
                                                                November 27, 2002.

10.8                Edison Way Security Agreement               To be filed by amendment.

10.9                Stock  Pledge  Agreement  dated             Incorporated  by reference to the  Company's  Current
                    December 15, 2000  (Mineral                 Report on Form 8-K filed with the Commission on
                    Recovery  Systems common stock).            December 26, 2000.

10.10               Stock  Pledge  Agreement  dated             Incorporated  by reference to the Company's  Current
                    December 15, 2000 (Altair  Technologies     Report on Form 8-K filed with the Commission on
                    common stock).                              December 26, 2000.

10.11               First Amendment to Stock Pledge             Incorporated by reference to the Company's Current
                    Agreement                                   Report on Form 8-K filed with the SEC on January 4,
                                                                2002.

10.12               Second Amended and Restated Secured         Incorporated by reference to the Company's Amendment
                    Term Note dated November 21, 2002           No. 1 to Current Report on Form 8-K filed with the
                                                                Commission on December 4, 2002, File No. 1-12497.

10.13               Edison Way Purchase Agreement               To be filed by amendment.

23.1                Consent of Deloitte & Touche LLP            Filed herewith.

23.2                Consent of Goodman and Carr LLP             To be filed by amendment.

24                  Powers of Attorney                          Included on the signature page hereof.

-----------------------

Item 17. Undertakings.
----------------------

(a)      The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this Registration Statement:

         (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities
Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cody, State of Wyoming, on January 17, 2003.

                                     ALTAIR NANOTECHNOLOGIES INC.


                                     By  /s/ William P. Long
                                       ---------------------------------
                                             William P. Long
                                             Chief Executive Officer


                   ADDITIONAL SIGNATURES AND POWER OF ATTORNEY

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature to this Registration Statement appears below hereby constitutes and appoints William P. Long and Edward H. Dickinson, and each of them, as his true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his behalf individually and in the capacity stated below and to perform any acts necessary to be done in order to file all amendments and post-effective amendments to this Registration Statement, and any and all instruments or documents filed as part of or in connection with this Registration Statement or the amendments thereto and each of the undersigned does hereby ratify and confirm all that said attorney-in-fact and agent, or his substitutes, shall do or cause to be done by virtue hereof.

         Signature                                            Title                                       Date
         ---------                                            -----                                       ----

 /s/ William P. Long                        Chief Executive Officer and Director                   January 17, 2003
------------------------------------        (Principal Executive Officer and authorized
William P. Long                             representative of the Company in the United States)



 /s/ Edward H. Dickinson                    Chief Financial Officer and Director                   January 17, 2003
------------------------------------        (Principal Financial Officer and Principal
Edward H. Dickinson                         Accounting Officer)


/s/ James I. Golla                          Director                                               January 17, 2003
------------------------------------
James I. Golla


/s/ George E. Hartman                       Director                                               January 17, 2003
------------------------------------
George E. Hartman


/s/ Robert Sheldon                          Director                                               January 17, 2003
------------------------------------
Robert Sheldon


                                  EXHIBIT INDEX

        The following exhibits required by Item 601 of Regulations S-K promulgated under the Securities Act have been included herewith or have been filed previously with the SEC as indicated below.

Exhibit No.         Description                                 Incorporated by Reference/
                                                                Filed Herewith (and Sequential Page #)
----------------    ----------------------------------------    -------------------------------------------------------
4.1                 Form of Common Stock Certificate            Incorporated by reference to Registration Statement
                                                                on Form 10-SB filed with the Commission on November
                                                                25, 1996, File No. 1-12497.

4.2                 Amended and Restated Shareholder            Incorporated by reference to the Company's Current
                    Rights Plan dated October  15,  1999,       Report on Form 8-K filed with the Commission on
                    between the Company and Equity              November 19, 1999, File No. 1-12497.
                    Transfer Services, Inc.

4.3                 Form of Series 2003A Warrant                To be filed by amendment.

5                   Opinion of Goodman and Carr LLP as to       To be filed by amendment.
                    legality of securities offered

10.1                Employment Agreement between Altair         Incorporated by reference to the Company's Annual
                    International Inc. and William P. Long      Report on Form 10-K filed with the Commission on
                    dated January 1, 1998                       March 31, 1998, as amended by Amendment No. 1 to
                                                                Annual Report on Form 10-K/A filed on May 15, 1998.

10.2                Employment  Agreement between Fine Gold     Incorporated by reference to Registration Statement
                    Recovery  Systems  Inc.  and C. Patrick     on Form 10-SB filed with the Commission on November
                    Costin dated August 15, 1994                25, 1996.

10.3                Altair  International Inc. Stock Option     Incorporated by reference to the Company's
                    Plan  adopted  by  shareholders  on May     Registration Statement on Form S-8 filed with the
                    10, 1996                                    Commission on July 11, 1997.

10.4                1998 Altair International Inc. Stock        Incorporated by reference to the Company's Definitive
                    Option Plan adopted by Shareholders on      Proxy Statement on Form 14A filed with the Commission
                    June 11, 1998                               on May 12, 1998.

10.5                Form of Mineral Lease                       Incorporated by reference to the Company's Annual
                                                                Report on Form 10-K filed with the Commission on
                                                                March 31, 1998, as amended by Amendment No. 1 to
                                                                Annual Report on Form 10-K/A filed on May 15, 1998.



10.6                Lease dated November 15, 1999, between      Incorporated by reference to the Company's Current
                    the Company and BHP Minerals                Report on Form 8-K filed with the Commission on
                    International Inc.                          November 19, 1999.

10.7                Note Amendment Agreement dated              Incorporated by reference to the Company's Current
                    November 21, 2002                           Report on Form 8-K filed with the Commission on
                                                                November 27, 2002.

10.8                Edison Way Security Agreement               To be filed by amendment.

10.9                Stock  Pledge  Agreement  dated             Incorporated  by reference to the  Company's  Current
                    December 15, 2000  (Mineral                 Report on Form 8-K filed with the Commission on
                    Recovery  Systems common stock).            December 26, 2000.

10.10               Stock  Pledge  Agreement  dated             Incorporated  by reference to the Company's  Current
                    December 15, 2000 (Altair  Technologies     Report on Form 8-K filed with the Commission on
                    common stock).                              December 26, 2000.

10.11               First Amendment to Stock Pledge             Incorporated by reference to the Company's Current
                    Agreement                                   Report on Form 8-K filed with the SEC on January 4,
                                                                2002.

10.12               Second Amended and Restated Secured         Incorporated by reference to the Company's Amendment
                    Term Note dated November 21, 2002           No. 1 to Current Report on Form 8-K filed with the
                                                                Commission on December 4, 2002, File No. 1-12497.

10.13               Edison Way Purchase Agreement               To be filed by amendment.

23.1                Consent of Deloitte & Touche LLP            Filed herewith.

23.2                Consent of Goodman and Carr LLP             To be filed by amendment.

24                  Powers of Attorney                          Included on the signature page hereof.